[redacted]

SEC 10029171 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR 01 2010

Washington, DC 112

SEC FILE NUMBER
8- 66119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRESIDIO PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Montgomery Street, Suite 2500
(No. and Street)

San Francisco	CA	94104-4139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desi G. Co (415) 321-1073
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino McKenna LLP
(Name – *if individual, state last, first, middle name*)

12667 Alcosta Blvd., Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Desi G. Co, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Partners LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Francisco
Subscribed and sworn to before me this 26th
Day of February, 2010, by
Desi G. Co
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Notary Public, California
Notary Public

Signature

Partner
Title

APRIL M. JOHNSON
COMM. #1868368
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDIO PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

TABLE OF CONTENTS

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants

12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Presidio Partners LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Presidio Partners LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Presidio Partners LLC at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Armanino McKenna LLP
ARMANINO McKENNA LLP

San Francisco, California
February 23, 2010

PRESIDIO PARTNERS LLC
Statement of Financial Condition
December 31, 2009

ASSETS

Assets	
Cash and cash equivalents	$ 383,164
Receivables	5,187,449
Investments	806,442
Property and equipment, net	303,905
Other assets	70,836
Total assets	$ 6,751,796

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 17,779
Accrued expenses	80,553
Total liabilities	98,332
Member's equity	6,653,464
Total liabilities and member's equity	$ 6,751,796

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Accounting Policies

Nature of business

Presidio Partners LLC (the "Company") is a Delaware limited liability company formed on April 24, 2003. The Company is a single member limited liability company wholly owned by Presidio Equity Partners LLC. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placement agent and consulting services to real estate-related companies.

As a limited liability company, member's liability is limited to amounts reflected in the member's capital account.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with commercial banks and in money market accounts. The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Receivables

Receivables consist of commissions and consulting fees receivable from clients and reimbursements for out-of-pocket expenses receivable from clients. Receivables are generally payable over a period of two or three years and may carry an interest rate based on LIBOR. Receivables are periodically evaluated for collectability based on past credit history with clients.

At December 31, 2009, management did not consider an allowance necessary as all balances were considered collectible. Receivables due from five clients represented approximately 96% of the total receivable balance as of December 31, 2009.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and office equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

1. Nature of Business and Summary of Accounting Policies (continued)

Property and equipment (continued)

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. There were no impairments as of December 31, 2009.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. LLC fees levied at the state level are immaterial and are not separately stated in the financial statements. The Company has evaluated its current tax positions and has concluded that as of December 31, 2009, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Foreign currencies

At December 31, 2009, the Company has receivables of $1,131,559 denominated in foreign currency. The Company does not currently enter into forward exchange contracts to hedge exposures to foreign currency.

1. Nature of Business and Summary of Accounting Policies (continued)

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Subsequent events

The Company has evaluated subsequent events through February 23, 2010, the date the financial statements were available to be issued.

2. Investments

At December 31, 2009, the Company has an $806,442 investment in a real estate limited partnership. In accordance with SOP 78-9, *Accounting for Investments in Real Estate Ventures*, the Company accounts for its investment under the cost method due to its nominal interest in the limited partnership. Management periodically reviews the investment for other than temporary loss in value. No impairment has been recorded as of December 31, 2009.

3. Property and Equipment

Property and equipment consists of the following at December 31:

Furniture and fixtures	$311,076
Office equipment	205,365
Leasehold improvements	47,579
	564,020
Less accumulated depreciation	(260,115)
	$303,905

4. Fair Value Disclosures

The following table reflects the Company's assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Receivables denominated in foreign currency	$ -	$1,131,559	$ -	$1,131,559
Investments	-	-	806,442	806,442
Total	$ -	$1,131,559	$806,442	$1,938,001

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

(a) Receivables denominated in foreign currency valued based on quoted market exchange rates and collectability based on past credit history with clients.
(b) Investments in a real estate limited partnership are valued based on unobservable inputs that are developed based on the best information available in the circumstances.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period ended December 31, 2009:

Beginning balance	$536,012
Capital calls	270,430
Ending balance	$806,442

5. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of $5,000, and is required that the ratio of aggregate indebtedness (as defined) to net capital, shall not exceed 15 to 1 or 6-2/3%. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2009, the Company has net capital of $284,832, which was $278,277 in excess of its required net capital of $6,555. Assets totaling $6,368,632 were excluded from the calculation of the Company's net capital as they are classified as non-allowable assets. The Company's ratio of aggregate indebtedness to net capital is 0.35 to 1 as of December 31, 2009.

6. Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under SEC Rule 15c3-3 (reserve requirements for brokers and dealers) as the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

7. Commitments and Contingencies

During 2009, the Company leased two office premises located in San Francisco and Chicago. The lease agreement for the San Francisco office was effective March 1, 2007, for a term of 62 months. The lease agreement for the Chicago office was effective October 1, 2007, for a term of 96 months.

Future minimum payments under non-cancelable operating leases are as follows:

Year Ending December 31	
2010	$272,785
2011	275,682
2012	112,982
2013	31,641
2014	32,537
Thereafter	22,089
	$747,716

8. Employee Benefit Plan

The Company maintains a profit sharing plan for the benefit of its employees. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax-deferred basis. The Company contributes to the plan at the discretion of the managing member. For the calendar year ended December 31, 2009, accrued contributions to the plan totaled $23,697.